UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File No. 001-37720

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Innocoll Holdings plc (the “Company”) held its Annual General Meeting of Shareholders in Dublin, Ireland on September 5, 2016. All resolutions presented at the Annual General Meeting were duly passed by the Company’s shareholders. These resolutions were set out in the Notice of the Annual General Meeting of the Company’s shareholders that was mailed to the Company’s shareholders on August 2, 2016.

Exhibits

99.1	Voting Results of the 2016 Annual General Meeting of Innocoll Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

	By:	/s/ Jose Carmona
		Name:	Jose Carmona
		Title:	Chief Financial Officer

Date: September 8, 2016